May 14, 2025

VIA E-mail

Jane Trust
Franklin Templeton
One Madison Avenue
New York, NY 10010

               Re: Franklin BSP Lending Fund (the    Fund   )
                   File Nos. 811-24075; 333-286423

Dear Ms. Trust:

        We have reviewed the Fund   s registration statement on Form N-2 filed
with the
Securities and Exchange Commission on April 7, 2025, with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

   1. We note that portions of the registration statement are incomplete, including the fee table, expense example and seed financial statements. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. Please supplementally explain if the Fund has submitted or intends to submit an exemptive application or no-action request in connection with the registration statement, or if the Fund anticipates requesting such relief in the future. Please inform us of the anticipated timing of any applications or requests for relief.

   3. We note your intention to sell shares daily at net asset value and to engage in quarterly repurchases at net asset value. Your strategy focuses on investing in privately offered secured and unsecured debt, much of which will be directly originated corporate loans.
      In correspondence, please tell us more about the policies, systems and information you will rely on to ensure net asset value is fairly and timely calculated in response to changing conditions. Depending on your response, please consider the need to update existing disclosures.
 Jane Trust
Page 2

                                              Prospectus

Cover

   4. Please disclose on the Cover the Fund   s use of leverage. Please provide
a cross-reference
      to the Prospectus discussion of the Fund   s use of leverage and any
other factors that make
      the offering speculative or one of high risk (e.g., low-rated, unsecured or unrated debt and distressed debt). This cross-reference should be bolded and in at least as large as ten-
      point modern type and at least two points leaded. See Form N-2, Items 1.1.c and 1.1.j.

   5. In Interval Fund/Repurchase Offers, please specify the anticipated timing of the Fund's initial repurchase offer.

   6. In the last bolded bullet, regarding disclosure indicating that the Fund may pay
      distributions    in significant part    from offering proceeds, expense
reimbursements borne
      by the Manager or its affiliates and return of capital, we have the following comments:

        a. Please confirm the Board has determined that this is an appropriate use of offering proceeds.

        b. Please disclose here as a bolded bullet, the disclosure on page 11
stating    The
           repayment of any amounts owed to the Manager or its affiliates will reduce future distributions to which you would otherwise be entitled.

        c. With respect to return of capital, if anticipated to be material, please disclose on the
           Cover as bolded bullets the following, as appropriate:

             x   Any capital returned to Shareholders through distributions will be distributed after
                 payment of fees and expenses.

             x   A return of capital to Shareholders is a return of a portion of their original
                 investment in the Fund, thereby reducing the tax basis of
their investment. As a
                 result from such reduction in tax basis, Shareholders may be subject to tax in
                 connection with the sale of Shares, even if such Shares are sold at a loss relative
                 to the Shareholder   s original investment.

Summary of Offering Terms

   7. In Investment Objective and Strategy, please address the following comments:

        a. In the first line on page 2, immediately preceding    attractive   ,
please insert    what the
           Manager believes to be   , or similar. Please also explain in the
disclosure the meaning
           of the term    risk-adjusted   .

        b. On page 3, in Broadly Syndicated Corporate Loans, on page 3, or where appropriate, please indicate if the Fund will invest in covenant-lite loans. Please also provide associated risk disclosure, as appropriate.
 Jane Trust
Page 3


       c. In Structured Credit, please clarify the term    directly originated
  regarding asset-
          backed investments. In doing so, please disclose the nature of these investments and
          the Fund   s role in their origination. Please also clarify the
difference between
          Structured Credit and Collateralized Debt Obligations.

       d. In Insurance-Related Companies, please explain here the meaning of the term
             reinsurance   . In correspondence, please tell us more about the
types of investments,
          structures, deal economics, and risk allocations contemplated by this disclosure. In responding, please explain the types of reinsurance arrangements that will be entered into with Cedants and why they are not considered affiliates with the Fund.

       e. On page 5, the disclosure in the last sentence of Illiquid and Restricted Securities
          states    The Fund may also invest, without limit, in securities that
are unregistered   .
          Please clarify in the disclosure what these securities are.

   8. On page 6, in Principal Risk Factors, disclosure in the third bullet begins with the phrase
         If a Shareholder is able to sell its Shares outside of the quarterly
repurchase program   .
      As    Shares are not listed on any securities exchange    and    are
subject to limitations on
      transferability,    please disclose how this may occur, or provide a
cross-reference to
      Transfer Restrictions. Alternatively, please delete this disclosure.

Summary of Fees and Expenses (page 18)

   9. In the narrative to the fee table, please indicate the amount of Fund leverage assumed in making the fee calculations.

Investment Objective and Strategy (page 22)

   10. At the end of the first paragraph of Investment Opportunities and Strategies, the
       disclosure refers to    Liquid Assets   . This term has not been
defined, revise as needed.

Risks (page 34)

   11. On page 44, in Risks Related to our Investments, please confirm whether unitranche loans will be a significant portion of the portfolio. If so, please include additional disclosures related to the risks associated with these investments.

   12. On page 45, Payment-in-Kind (   PIK   ) Interest Risk, please disclose
the following
       additional risks associated with these and OID investments, as appropriate: The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan; the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments; market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; PIK instruments may have unreliable valuations because the accruals require judgments about
 Jane Trust
Page 4

       ultimate collectability of the deferred payments and the value of the associated collateral;
       and, use of PIK and OID securities may provide certain benefits to the Adviser, including increasing management fees.

   13. On page 56, the disclosure describes the risks associated with non-U.S. investments.
       Please disclose foreign investment as a strategy of the Fund.

Certain Provisions in Declaration of Trust

   14. In the penultimate paragraph on page 88, concerning Delaware exclusive jurisdiction, please disclose this provision does not apply to actions brought under the federal securities laws.


                              Statement of Additional Information

   15. In the last sentence on page 4, the disclosure states    The Fund   s
policy to invest, under
       normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in directly originated corporate loans is non-
       fundamental   .[emphasis added].    Throughout the prospectus the Fund
s 80% test is
       stated as    Under normal circumstances, corporate loans will represent at least 80% of the
       Fund   s net assets   .    Please present the Fund   s 80% test
consistently throughout the
       registration statement. If the Fund will invest 80% in    directly
originated    corporate
       loans, please define these assets within the prospectus.


                     *       *       *       *      *       *       *      *


       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
 Jane Trust
Page 5



        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-6779.

                                                Sincerely,

                                                /x/ Karen Rossotto

                                                Karen Rossotto
                                                Senior Counsel


cc: David W. Blass, Esq., Ryan P. Brizek, Esq., Steven Grigoriou, Esq. and Debra Sutter, Esq.,
    Simpson Thacher & Bartlett LLP
    Michael J. Spratt, Securities and Exchange Commission
    Jay Williamson, Securities and Exchange Commission
    David Manion, Securities and Exchange Commission